SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant’s name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

Results of Annual General Meeting of the Shareholders

On April 18, 2016, Foamix Pharmaceuticals Ltd. (the “Company”) held an annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on five proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K the Company filed with the Securities and Exchange Commission on March 9, 2016 (the "Proxy Statement").

Based on the results and the majority requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s articles of association (including, in the case of Proposals 2 and 3, the special majority required by the Companies Law), the shareholders of the Company duly approved the following resolutions:

(1)
To appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as the Company’s auditors for the year ending December 31, 2016, and authorize the Board to determine the compensation of the auditors;

(2)	To approve the following resolutions with regard to the compensation of Dr. Dov Tamarkin, the Company's Chief Executive Officer:

(a)	grant Dr. Tamarkin a cash bonus of $181,837 for the year ended December 31, 2015, based on the achievement of the goals set and evaluated by the Compensation Committee;

(b)	increase Dr. Tamarkin’s annual base salary to $385,000, effective November 1, 2015; and

(c)	award Dr. Tamarkin 100,000 options under the Company’s 2015 Israeli Share Incentive Plan.

(3)
To approve Dr. Tamarkin’s (a) annual cash bonus for the year ending December 31, 2016, up to a maximum amount of $231,000, subject to achieving the key performance indicators detailed in the Proxy Statement, and (b) an additional special cash bonus, for the year ending December 31, 2016, in an amount of up to $231,000, upon unique success beyond expectations in achieving certain goals that are further described in the Proxy Statement, in each case, subject to the recommendations of the Company’s Compensation Committee and the Board’s approval.

(4)
To approve Mr. Eini’s (a) annual cash bonus for the year ending December 31, 2016, up to a maximum amount of $184,500, subject to achieving the key performance indicators detailed in the Proxy Statement, and (b) an additional special cash bonus, for the year ending December 31, 2016, in an amount of up to $184,500, upon unique success beyond expectations in achieving certain goals that are further described in the Proxy Statement, in each case, subject to the recommendations of the Company’s Compensation Committee and the Board’s approval.

The Company's financial statements for the year ended on December 31, 2015 were presented at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD.

Date: April 20, 2016	By:	/s/ Meir Eini
Name: Meir Eini
Title: Chairman of the Board of Directors